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                                                                    EXHIBIT 11.1

                      XIONICS DOCUMENT TECHNOLOGIES, INC.
                 STATEMENT OF COMPUTATION OF NET LOSS PER SHARE

                            PRO FORMA NET LOSS
                              PER COMMON AND
                         COMMON EQUIVALENT SHARES                             MARCH 31, 1996
- ---------------------------------------------------------------------------   --------------
Weighted Average Class A Common Stock outstanding during the year, assuming
  conversion to Common Stock...............................................      1,156,638
Weighted Average Class B Common Stock outstanding during the year, assuming
  conversion to Common Stock...............................................        320,569
Weighted Average Convertible Preferred Stock outstanding during the year,
  assuming conversion to Common Stock......................................      5,787,687
Dilutive effect of Common Stock equivalents issued prior to May 28,
  1995(1)..................................................................        149,518
Dilutive effect of Common Stock equivalents issued subsequent to May 28,
  1995(1)..................................................................        785,153
Weighted Average Convertible Preferred Stock upon conversion of Secured
  Promissory Note payable, assuming conversion to common stock.............        116,979
                                                                              --------------
                                                                                 8,316,543
                                                                              ===============
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
                          SUPPLEMENTAL NET INCOME
                              PER COMMON AND
                         COMMON EQUIVALENT SHARES
- ---------------------------------------------------------------------------
Weighted Average number of Common and Common Equivalent Shares used to
  calculate Pro forma Net Income per Common and Common Equivalent Share....      8,316,543
Number of shares of Common Stock to be issued pursuant to the proposed initial public offering sufficient to generate the proceeds for the payment of $2.1 million of Secured Promissory Note payable upon the
  consummation of the proposed initial public offering(2)..................        217,636
                                                                              --------------
                                                                                 8,534,179
                                                                              ===============
Interest expense during period saved as a result of the assumed reduction
  in the Secured Promissory Note payable(2)................................     $  143,640
                                                                              ===============

- ---------------

(1) Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, common and preferred stock, options and warrants issued at prices below the initial public price of $11.00 per share ("cheap stock") during the twelve month period immediately preceding the initial filing date of the Company's Registration Statement for its initial public offering have been included as outstanding for all periods presented. The dilutive effect of the common and common share equivalents was computed in accordance with the treasury stock method.

(2) After giving pro forma effect to the repayment by the Company of approximately $2,094,000 of principal and $93,000 of accrued interest payable on the secured promissory note payable to Phoenix Technologies Ltd., and the resulting reduction in interest expense, the pro forma supplemental net loss per common and common equivalent share would be $(0.25) for the nine months ended March 31, 1996.

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